Mail Stop 4561

      					January 11, 2006


Raymond Eshaghian
Chief Executive Officer and President
TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles, CA  90017

Re:	TMSF REIT, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
      Filed January 4, 2005
      File No. 333-128762

Dear Mr. Eshaghian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page references used in our letter refer to the marked version of the registration statement you provided to us by mail.

General

1. Your response to comment number 4 from our original October 27, 2005 letter has been referred to the Division of Investment
Management and they will contact you with further comments or questions in connection with their review.

      Restrictions on Transfer and Ownership of TMSF REIT Common
Stock, page 11

2. Refer to your response number 23 in your letter dated December
2,
2005. Based on our review of your charter, it appears that the definition of "Person" is more restrictive than would be required to comply with the REIT rules. In particular, it does not appear that the definition includes the look-through concepts that apply in the application of the REIT rules. If this is correct, please provide appropriate disclosure where you discuss provisions of your charter that may have an anti-takeover effect.

Part II.  Information Not Required in Prospectus

3. We note you have included the Item 512(a) undertakings in Part
II
of your registration statement. Please update these undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Thomas J. Poletti, Esq. (via facsimile)
	Phillip J. Kardis II, Esq. (via facsimile)
	Kirkpatrick & Lockhart Nicholson Graham LLP

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Raymond Eshaghian
TMSF REIT, Inc.
January 11, 2006
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